November 10, 2023

VIA EDGAR

Division of Corporation Finance Office of Real Estate & Construction Securities and Exchange Commission 100 F Street, NE

Washington, DC 20549

Re:	Tiga Acquisition Corp. II
Request for Withdrawal of Registration Statement on Form S-1 (the “Registration Statement”)
CIK No. 0001843556

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-1 submitted by Tiga Acquisition Corp. II (“Tiga II”) with the U.S. Securities and Exchange Commission (the “Commission”) on February 26, 2021, as amended and restated (File No. 333-253645).

Tiga II is seeking withdrawal of its Registration Statement and respectfully requests that the Commission consent to the withdrawal of its Registration Statement, together with all exhibits thereto, effective as of the date hereof, pursuant to Rule 477 under the Securities Act of 1933, as amended (“Securities Act”).

The Registration Statement has not been declared effective by the Commission, and no securities were sold or will be sold under the Registration Statement. Therefore, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 under the Securities Act.

Tiga II acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement. However, Tiga II requests, in accordance with Rule 457(p) under the Securities Act of 1933, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Tiga II’s account to be offset against the filing fee for any future registration statement or registration statements.

If you have any questions regarding the foregoing application for withdrawal, please contact Rod Miller of Milbank LLP at (212) 530-5022.

Very truly yours,

Tiga Acquisition Corp. II

By: /s/ Diana Luo
Name: Diana Luo
Title: Chief Financial Officer

cc:	G. Raymond Zage, Chief Executive Officer, Tiga Acquisition Corp. II Rod Miller, Partner, Milbank LLP